UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Satélites Mexicanos, S. A. de C.V.

File No. 333-08880 - CF# 25631

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Satélites Mexicanos, S. A. de C.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on August 13, 2010, as amended on November 22, 2010.

Based on representations by Satélites Mexicanos, S. A. de C.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.1   through April 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Kathleen Krebs
          Special Counsel